ANNUAL REPORT 2002



SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

April 30, 2003

The Honorable William H. Donaldson
Chairman
Securities and Exchange Commission
450 5th St., N.W.
Washington, D.C. 20549

Dear Sir:

On behalf of the Board of Directors I submit herewith the Thirty-second Annual Report of the Securities Investor Protection Corporation pursuant to the provisions of Section 11(c)(2) of the Securities Investor Protection Act of 1970.

Respectfully,

Armando J. Bucelo, Jr.
Acting Chairman

Contents



"SIPC shall not be an agency or establishment of the United States Government . . . . SIPC shall be a membership corporation the members of which shall be all persons registered as brokers or dealers* . . . ."

—Securities Investor Protection Act of 1970 Sec. 3(a)(1)(A) & (2)(A)

* Except those engaged exclusively in the distribution of mutual fund shares, the sale of variable annuities, the insurance business, furnishing investment advice to investment companies or insurance company separate accounts, and those whose principal business is conducted outside the United States. Also excluded are government securities brokers and dealers who are registered as such under section 15C(a)(1)(A) of the Securities Exchange Act of 1934.

Message from the Acting Chairman



The year 2002 was another good year at SIPC. We initiated five new customer protection proceedings, each small enough that either SIPC itself was appointed to serve as trustee or SIPC paid customers directly without the need for a court supervised liquidation proceeding. As of the end of the year the SIPC Fund stood at over $1,260,000,000.

While SIPC's principal mission is the protection of public investors, in 2001 it collaborated with the National Association of Investors Corporation on a national survey which indicated a need to educate investors as to what SIPC does protect and, of equal importance, what it does not protect. To that end we have produced a series of audio and video public service announcements (in English and Spanish) which have been very well received. In the first five months that they were available (June 15 – November 15, 2002) these PSAs aired over 76,000 times. The TV PSAs have appeared on 129 stations in 106 cities in 46 states. The radio spots have aired on 415 stations in 249 cities in 49 states. The PSAs have appeared nationally on both CNBC and the Fox News channel. They can be viewed on SIPC's web site (www.sipc.org) by clicking on the "Media Center" button. A new SIPC television and radio campaign is now under development for release in mid 2003.

Of course, the Board of Directors is well aware that SIPC must always maintain sufficient resources to carry out its principal mission. In 2002 the Board commissioned two major studies as a result of the failure of MJK Clearing, Inc. in late 2001. The MJK Clearing case is the largest brokerage liquidation proceeding in SIPC's history. That firm failed as the result of improvident securities lending transactions and operational failures. One of the studies focused on the business of securities lending and the risks associated with that business. The second, broader study addressed the magnitude of the risks confronting SIPC in today's rapidly developing securities markets. That study concluded that SIPC's present resources are adequate to fulfill its obligations. The Board of Directors will, as it has in the past, continue to focus on this area.

As Vice Chairman and Acting Chairman I look forward to helping SIPC to continue to carry out its mission of protecting the investing public.



Armando J. Bucelo, Jr.
Acting Chairman of the Board

Overview of SIPC

The Securities Investor Protection Corporation (SIPC) had its origins in the difficult years of 1968-70, when the paperwork crunch, brought on by unexpectedly high trading volume, was followed by a very severe decline in stock prices. Hundreds of broker-dealers were merged, acquired or simply went out of business. Some were unable to meet their obligations to customers and went bankrupt. Public confidence in our securities markets was in jeopardy.

Congress acted swiftly, passing the Securities Investor Protection Act of 1970, 15 U.S.C. § 78 aaa *et seq.* (SIPA). Its purpose is to afford certain protections against loss to customers resulting from broker-dealer failure and, thereby, promote investor confidence in the nation's securities markets. Currently, the limits of protection are $500,000 per customer, except that claims for cash are limited to $100,000 per customer.

SIPC is a nonprofit, membership corporation. Its members are, with some exceptions, all persons registered as brokers or dealers under Section 15(b) of the Securities Exchange Act of 1934 and all persons who are members of a national securities exchange.*

A board of seven directors determines policies and governs operations. Five directors are appointed by the President of the United States subject to Senate approval. Three of the five represent the securities industry and two are from the general public. One director is appointed by the Secretary of the Treasury and one by the Federal Reserve Board from among the officers and employees of those organizations. The Chairman and the Vice Chairman are designated by the President from the public directors.



The self-regulatory organizations—the exchanges and the National Association of Securities Dealers, Inc.—and the Securities and Exchange Commission (SEC) report to SIPC concerning member broker-dealers who are in or approaching financial difficulty. If SIPC determines that the customers of a member require the protection afforded by the Act, the Corporation initiates steps to commence a customer protection proceeding. This requires that SIPC apply to a Federal District Court for appointment of a trustee to carry out a liquidation. Under certain circumstances, SIPC may pay customer claims directly.

The SIPC staff, numbering 31, initiates the steps leading to the liquidation of a member, advises the trustee, his counsel and accountants, reviews claims, audits distributions of property, and carries out other activities pertaining to the Corporation's purpose. In cases where the court appoints SIPC or a SIPC employee as Trustee and in direct payment proceedings, the staff responsibilities and functions are all encompassing—from taking control of customers' and members' assets to satisfying valid customer claims and accounting for the handling of all assets and liabilities.

The resources required to protect customers beyond those available from the property in the possession of the trustee for the failed broker-dealer are advanced by SIPC. The sources of money for the SIPC Fund are assessments collected from SIPC members and interest on investments in United States Government securities. As a supplement to the SIPC Fund, a revolving line of credit was obtained from a consortium of banks. In addition, if the need arises, the SEC has the authority to lend SIPC up to $1 billion, which it, in turn, would borrow from the United States Treasury.

---

* Section 3(a)(2)(A) of SIPA excludes:

(i) persons whose principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions and

(ii) persons whose business as a broker or dealer consists exclusively of (I) the distribution of shares of registered open end investment companies or unit investment trusts, (II) the sale of variable annuities, (III) the business of insurance, or (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Also excluded are government securities brokers or dealers who are members of a national securities exchange but who are registered under section 15C(a)(1)(A) of the Securities Exchange Act of 1934.

Further information about the provisions for customer account protection is contained in a booklet, "How SIPC Protects You," which is available in bulk from the Securities Industry Association, 120 Broadway, New York, NY 10271, and from the National Association of Securities Dealers, Inc., Book Order Department, P.O. Box 9403, Gaithersburg, MD 20898-9403. The web site address for the NASD book orders is www.nasdr.com/2370.htm

DIRECTORS & OFFICERS

DIRECTORS



ARMANDO J. BUCELO, JR., ESQ.
The Law Offices of Armando J. Bucelo, Jr.
Acting Chairman



DEBORAH D. MCWHINNEY
President, Schwab Institutional Services for Investment Managers
Charles Schwab & Co., Inc.



PETER R. FISHER
Under Secretary for Domestic Finance
Department of the Treasury



CHARLES L. MARINACCIO, ESQ.



DAVID J. STOCKTON
Director, Division of Research and Statistics
Board of Governors of the Federal Reserve System



MARIANNE C. SPRAGGINS, ESQ.

OFFICERS

MICHAEL E. DON
President

STEPHEN P. HARBECK
General Counsel
& Secretary

PHILIP W. CARDUCK
Vice President—
Operations & Finance

"An Act to Provide greater protection for customers of registered brokers and dealers and members of national securities exchanges."

—Preamble to SIPA

Customer protection proceedings were initiated for five SIPC members in 2002, bringing the total since SIPC's inception to 304 proceedings commenced under SIPA. The 304 members represent less than one percent of the approximately 37,000 broker-dealers that have been SIPC members during the last 32 years. Currently, SIPC has 6,679 members.

The five new cases compare with 12 commenced in 2001. Over the last ten-year period, the annual average of new cases was six.

SIPC serves as trustee in two cases and there were three direct payment proceedings. Customer protection proceedings were initiated for the following SIPC members:

Member	Date Trustee Appointed
Millennium Securities Corp. New York, NY (Direct Payment)	2/12/02 †
Mason Hill & Co., Inc. New York, NY (SIPC)	3/27/02
The Regency Group, Inc. New York, NY (SIPC)	5/03/02
J. P. Gibbons & Co., Inc. New York, NY (Direct Payment)	7/22/02 †
Capital Planning Associates, Inc. South Plainfield, NJ (Direct Payment)	8/05/02 †

†Date Notice Published

Of the 304 proceedings begun under SIPA to date, 262 have been completed, 27 involve pending litigation matters, and claims in 15 are being processed (See Figure I and Appendix II).

During SIPC's 32-year history, cash and securities distributed for accounts of customers aggregated approximately $14.6 billion. Of that amount, approximately $14.2 billion came from debtors' estates and $406 million came from the SIPC Fund (See Appendix I).

FIGURE I
Status of Customer Protection Proceedings
December 31, 2002



Year	71	72	73	74	75	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94	95	96	97	98	99	00	01	02
Total proceedings commenced	24	40	30	15	8	4	7	4	6	5	10	8	7	9	12	8	4	5	6	8	8	13	3	2	4	7	10	6	9	5	12	5

Customer claims being processed (15)

Customer claims satisfied, litigation matters pending (27)

Proceedings completed (262)

Claims over the Limits

Of the more than 622,900 claims satisfied in completed or substantially completed cases as of December 31, 2002, a total of 310 were for cash and securities whose value was greater than the limits of protection afforded by SIPA.

The 310 claims, a net increase of three during 2002, represent less than one-tenth of one percent of all claims satisfied. The unsatisfied portion of claims, $34.8 million, increased $1 million during 2002. These remaining claims approximate two-tenths of one percent of the total value of securities and cash distributed for accounts of customers in those cases.

SIPC Fund Advances

Table I shows that the 76 debtors, for which net advances of more than $1 million have been made from the SIPC Fund, accounted for 91 percent of the total advanced in all 304 customer protection proceedings. The largest net advance in a single liquidation is $111.3 million in MJK Clearing, Inc. This exceeds the net advances in the 228 smallest proceedings combined.

In 22 proceedings SIPC advanced $388.2 million, or 70 percent of net advances from the SIPC Fund for all proceedings.

TABLE I
Net Advances from the SIPC Fund
December 31, 2002
304 Customer Protection Proceedings

Net Advances From	Net Advances To	Number of Proceedings	Amounts Advanced
$10,000,001	up	10	$306,192,565
5,000,001	$10,000,000	12	81,970,718
1,000,001	5,000,000	54	118,477,708
500,001	1,000,000	35	25,200,907
250,001	500,000	41	14,129,361
100,001	250,000	61	10,042,903
50,001	100,000	43	3,057,235
25,001	50,000	21	757,479
10,001	25,000	12	180,488
0	10,000	9	26,087
Net recovery		6	(2,692,647)*
			$557,342,804†

* Recovery of assets and appreciation of debtors' investments after the filing date enabled the trustee to repay SIPC its advances plus interest.

† Consists of advances for accounts of customers ($405,604,137) and for administration expenses ($151,738,667).



THE SIPC STAFF: seated, l to r, Lisa Horrigan, Josephine Wang, Joyce Murphy, Anne Ramsey, Karen Dwyer, Michael Don, Marjorie Johnson, Irene Austin, Caryn Gottlieb, Joceline Moore; standing l to r Kenneth Caputo, Stephen Harbeck, Priscilla Dosunmu, Linda Siemers, Robert Heaney, Joseph Furr, Samuel Rafalowich, Janet Bulluck, Ronald Heal, Kevin Bell, Karen Caplan, Charles Moschera, Philip Carduck, Teresa Lakawicz, Theodore Barrow, William Fisher, Karen Winklbauer, Charles Glover, Virginia Drew, Donald Scott. Not pictured Patricia Voss.

Membership and the SIPC Fund

"SIPC shall . . . impose upon its members such assessments as, after consultation with self-regulatory organizations, SIPC may deem necessary . . . ."

—SIPA, Sec. 4(c)2

The net decrease of 112 members during the year brought the total membership to 6,679 at December 31, 2002. Table II shows the members' affiliation for purposes of assessment collection, as well as the year's changes therein.

Delinquencies

Members who are delinquent in paying assessments receive notices pursuant to SIPA Section 14(a).[1] As of December 31, 2002, there were 132 members who were subjects of uncured notices, 84 of which were mailed during 2002, 27 during 2001 and 2000, and 21 during the period 1996 through 1999. Subsequent filings and payments by 19 members left 113 notices uncured. SIPC has been advised by the SEC staff that: (a) 58 member registrations have been canceled or are being withdrawn; and (b) 55 are no longer engaged in the securities business and are under review by the SEC for possible revocation or cancellation of their registrations.

SIPC Fund

The SIPC Fund, consisting of the aggregate of cash and investments in United States Government securities at fair value, amounted to $1.26 billion at year end, an increase of $76 million during 2002.

Tables III and IV present principal revenues and expenses for the years 1971 through 2002. The 2002 member assessments were $1.1 million and interest from investments was $66.5 million. During the years 1971 through 1977, 1983 through 1985 and 1989 through 1995, member assessments were based on a percentage of each member's gross revenue (net operating revenue for 1991 through 1995) from the securities business.

Appendix III is an analysis of revenues and expenses for the five years ended December 31, 2002.

TABLE II
SIPC Membership
Year Ended December 31, 2002

Agents for Collection of SIPC Assessments	Total	Added(a)	Terminated(a)
National Association of Securities Dealers, Inc.	4,814	345	392
SIPC(b)	195	-	212(c)
Chicago Board Options Exchange Incorporated	732	142	71
New York Stock Exchange, Inc.	391	43	26
American Stock Exchange LLC	255	51	14
Pacific Stock Exchange, Inc.	96	20	10
Philadelphia Stock Exchange, Inc.	116	23	15
Chicago Stock Exchange, Incorporated	72	7	3
Boston Stock Exchange, Inc.	8	1	1
	6,679	632	744

Notes:

a. The numbers in this category do not reflect transfers of members to successor collection agents that occurred within 2002.

b. SIPC serves as the collection agent for registrants under section 15(b) of the 1934 Act that are not members of any self-regulatory organization.

The "SIPC" designation is an extralegal category created by SIPC for internal purposes only. It is a category by default and mirrors the SECO broker-dealer category abolished by the SEC in 1983.

c. This number reflects the temporary status of broker-dealers between the termination of membership in a self-regulatory organization and the effective date of the withdrawal or cancellation of registration under section 15(b) of the 1934 Act.

[1] 14(a) Failure to Pay Assessment, etc—If a member of SIPC shall fail to file any report or information required pursuant to this Act, or shall fail to pay when due all or any part of an assessment made upon such member pursuant to this Act, and such failure shall not have been cured, by the filing of such report or information or by the making of such payment, together with interest and penalty thereon, within five days after receipt by such member of written notice of such failure given by or on behalf of SIPC, it shall be unlawful for such member, unless specifically authorized by the Commission, to engage in business as a broker or dealer. If such member denies that it owes all or any part of the full amount so specified in such notice, it may after payment of the full amount so specified commence an action against SIPC in the appropriate United States district court to recover the amount it denies owing.

MEMBERSHIP AND THE SIPC FUND

TABLE III **SIPC Revenues for the Thirty-two Years Ended December 31, 2002**



$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
0
Millions of Dollars
71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02
Year

Member assessments and contributions: $731,360,772

Interest on U.S. Government securities: $1,087,173,886

History of Member Assessments*

1971: ½ of 1% plus an initial assessment of ⅛ of 1% of 1969 revenues ($150 minimum).
1972-1977: ½ of 1%.
January 1-June 30, 1978: ¼ of 1%.
July 1-December 31, 1978: None.
1979-1982: $25 annual assessment.
1983-March 31, 1986: ¼ of 1% effective May 1, 1983 ($25 minimum).
1986-1988: $100 annual assessment.
1989-1990: 3/16 of 1% ($150 minimum).
1991: .065% of members' net operating revenues ($150 minimum).
1992: .057% of members' net operating revenues ($150 minimum).
1993: .054% of members' net operating revenues ($150 minimum).
1994: .073% of members' net operating revenues ($150 minimum).
1995: .095% of members' net operating revenues ($150 minimum).
1996-2002: $150 annual assessment.

* Rates based on each member's gross revenues (net operating revenues for 1991-1995) from the securities business.

TABLE IV **SIPC Expenses for the Thirty-two Years Ended December 31, 2002**



$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
0
<$10>
<$20>
<$30>
Millions of Dollars
71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02
Year

Customer protection proceedings: $623,242,804 (Includes net advances of $557,342,804 and $65,900,000 of estimated costs to complete proceedings.)
Other expenses: $130,498,666

*** Net recoveries**

Litigation

During 2002, SIPC and SIPA trustees were actively involved in litigation at both the trial and appellate levels. The more significant matters are summarized below:

In *Ahammed v. SIPC (In re Primeline Securities Corp.)*, 295 F.3d 1100 (10th Cir. 2002), the Tenth Circuit affirmed in part and reversed in part the district court's decision holding that claimants were not "customers" within the meaning of SIPA. The Tenth Circuit upheld the position of SIPC and the SIPA trustee that pooled investments purchased by certain claimants were unregistered investment contracts and thus were not "securities" under SIPA. Accordingly, the claimants were not entitled to customer status under SIPA with respect to such claims. However, the Tenth Circuit reversed the district court's finding that the claimants failed to meet the definition of "customer" where they made their checks payable to entities other than the debtor or the debtor's clearing firm. The Tenth Circuit also held that claimants who attempted to buy debentures and received fraudulent certificates were entitled to "customer" status because debentures are specifically included in the definition of "security" under SIPA. In so holding, the court rejected the argument of the SIPA trustee and SIPC that the claimants had lent money to the debtor or some other entity.

In *Schweighardt v. Axelrod (In re W.S. Clearing, Inc.)*, 2002 WL 463638, No. 01-55018 (9th Cir. March 1, 2002), the Ninth Circuit upheld the district court's order affirming the bankruptcy court's judgment that the appellants were liable for the debit balances in their trading accounts with the debtor. In an action by the SIPA trustee to collect such debit balances, the bankruptcy court had held certain investors, including the appellants, liable on theories of breach of contract and moneys lent.

In *Focht v. Athens (In re Old Naples Securities, Inc.)*, Adv. No. 2:00-cv-181-FTM-29D (M.D. Fla. Sept. 30, 2002), on consolidated appeals from the bankruptcy court, the district court upheld the SIPA trustee's determination that two of the debtor's former securities salesmen were not "customers" entitled to SIPA protection. The court determined that the transaction at issue was not the purchase of securities, but rather a loan to the debtor, which is not protected under SIPA. As respects the allowed claims of other claimants, the district court clarified that all such claims must be reduced by any amount received by the claimant, whether as "interest", return of principal or other payment. In so holding, the court stated that "permitting claimants to recover not only their initial capital investment but also the phony 'interest' payments they received and rolled into another transaction is illogical." Finally, the court denied the request of certain claimants for interest, costs or attorney's fees, noting that "SIPA does not provide for the payment of any interest to customers/claimants. . . . Nor is there any provision for the payment of costs or attorney's fees." The claimants appealed the district court's decision to the Eleventh Circuit Court of Appeals. The appeal was dismissed for failure to prosecute.

In *SEC v. Goren (In re New Times Securities Services, Inc. and New Age Financial Services, Inc. (substantively consolidated))*, 206 F.Supp.2d 344 (E.D.N.Y. 2002), the district court held that (a) purchasers of shares in a non-existent money market fund held claims for securities and were therefore entitled to up to $500,000 of SIPC protection and (b) such purchasers were entitled to recover for wholly fictitious dividend reinvestments that the debtor had told them it had made on their behalf. The SIPA trustee had allowed the claims as customer claims for cash subject to the $100,000 limitation on SIPC advances and had denied the claims for fictitious dividend reinvestments. The decision of the district court is on appeal to the Second Circuit Court of Appeals.

In another decision in the New Times/New Age liquidation, *SEC v. Goren*, Case No. 00-CV-970/800-8178-288 (TCP) (EBT) (June 21, 2002), the district court upheld the determination of the SIPA trustee denying "customer" status to claimants who held promissory notes issued by the debtor and/or William Goren, the former principal of the debtor. The claimants gave the debtor money in order to receive fixed, high interest payments and accordingly, the court found them to be lenders. The court also rejected the claimants' contention that they thought they were investing in capital markets, noting that "[e]ven minimally sophisticated investors would expect to receive some evidence or confirmation, beyond promissory notes, of purchases or sales of securities, and would promptly question or reject promissory notes given to them if they expected to receive securities."

In *Snyder v. Rounds*, Civil Action No. 99-D-1716 (D. Colo. Jan. 30, 2002), the district court upheld the bankruptcy court's order directing the former principal of Consolidated Investment Services, Inc. ("CIS") to pay damages to the SIPA trustee in the amount of $27,737.50 for violating the automatic stay. The bankruptcy court had found that by making oral threats and sending a letter with a draft complaint, the principal attempted to exercise control over property of the estate of CIS in violation of the stay. In pursuing collection of multi-million dollar judgments against the principal, the SIPA trustee obtained an order from a Colorado state court directing the principal to turn over $800,000. The court subsequently found that the principal had violated the order and directed him to (i) immediately and in the presence of the court transfer to the SIPA trustee the deed to a Texas house purchased after entry of the order, (ii) provide under oath an accounting of the $800,000, and (iii) pay $50,000 to the SIPA trustee. *Snyder v. Rounds*, 99-CV-321 (Colo. Dist. Arapahoe Co. July 15, 2002). At a subsequent hearing, the court found the principal in contempt of court for his failure to provide the accounting and $50,000 payment. As sanction for his contempt, the court sentenced him to imprisonment for fourteen days immediately after the hearing. *Snyder v. Rounds*, 99-CV-321 (Colo. Dist. Arapahoe Co. Sept. 13, 2002).

In *In re Adler, Coleman Clearing Corp. (Mishkin v. Siclari)*, 277 B.R. 520 (Bankr. S.D.N.Y. 2002), the bankruptcy court upheld the SIPA trustee's determination that the claimant was not entitled to customer status and moreover, that his claim should be equitably subordinated to the claims of general creditors. In so holding, the court determined that the claimant had been the knowing beneficiary of the fraud and other illegal activity that ultimately led to the failure of the debtor and its introducing broker. The court found that the claimant at least knew that he was the beneficiary of wrongful conduct and to the extent he did not know more, it was because he closed his eyes to it. Accordingly, he was not entitled to the protections of SIPA. In addition, the court agreed with the SIPA trustee that because the claimant was the knowing beneficiary of fraud, he should not be entitled to share in distributions from the general estate and his claim should be subordinated, on equitable grounds, to those of all other general creditors.

In *In re Donahue Securities, Inc. and S.G. Donahue & Co., Inc.*, Case No. 01-1027 (substantively consolidated) (Bankr. S.D. Ohio July 23, 2002), the bankruptcy court upheld the determination of the SIPA trustee denying "customer" status to claims for cash deposited with the debtor for the purpose of purchasing fixed annuities. A fixed annuity is an insurance product which does not fall within the definition of "security" under SIPA.

In *Edward G. Murphy, Inc. Profit Sharing Plan – Edward G. Murphy, III, Trustee v. Selheimer & Co., Inc. and SIPC*, Advs. No. 00-670-674 (Bankr. E.D. Pa. April 4, 2002), claimants commenced an action against SIPC following SIPC's denial of their claims in the direct payment procedure for Selheimer & Co., Inc. The court upheld SIPC's determination denying "customer" status with respect to three of the claimants and reversed its determination with respect to two of the claimants. The court agreed with SIPC that Mr. Murphy was ineligible for treatment as a "customer" under SIPA because his personal securities formed part of the capital of Selheimer. The court further agreed with SIPC that Mr. Murphy was ineligible for a SIPC advance pursuant to SIPA because he was (a) a general partner of Selheimer, (b) a limited partner of Selheimer with a participation of 5% or more in the firm's assets and/or (c) a person who directly or indirectly had the power to exercise a controlling influence over the management or policies of the firm. The court further found that the claims of two retirement plans were properly denied because Mr. Murphy was the sole beneficiary and trustee of those plans, but was himself ineligible for relief. However, the court reversed SIPC's determination denying the claims of Mr. Murphy's mother and sister. As with the retirement funds, SIPC had denied those claims on the grounds that the assets in questions were part of the brokerage firm's capital. The court found that these two individuals had "placed securities with a brokerage firm for safekeeping and lost all when the firm became insolvent." On June 13, 2002, the bankruptcy court denied the motion of Mr. Murphy and the retirement plans requesting that the court reconsider its decision upholding SIPC's denial of their claims. The bankruptcy court's decision as to Mr. Murphy and the retirement plans was affirmed by the district court on appeal. *Edward G. Murphy, Inc. Profit Sharing Plan – Edward G. Murphy, III, Trustee v. Selheimer & Co., Inc. and SIPC*, Civ. No. 02-6847 (E.D. Pa. Feb. 23, 2003).

In *Focht v. Shaffer*, Case No. 98-20782 (Bankr. E.D. Pa. Jan. 31, 2002), the bankruptcy court held that the claims of the SIPA trustee for the liquidation of Old Naples Securities, Inc. ("Old Naples"), against the debtor, Daniel J. Shaffer, in the sum of $351,100 on account of commissions paid by Old Naples and certain customer claims paid by the SIPA trustee could not be discharged in Mr. Shaffer's personal bankruptcy case.

In *In re Klein Maus & Shire, Inc.*, Adv. No. 00-8193A (AJG) (Bankr. S.D.N.Y. June 25, 2002), the bankruptcy court upheld the SIPA trustee's determination denying "customer" status with respect to a claim for unauthorized trading. The court determined that the claimant had not met his burden of proof regarding his customer status because he had not timely objected in writing to the alleged unauthorized trades. The claimant had received trade confirmations and monthly statements, and the monthly statements "contained unambiguous language regarding the mandatory written procedures when a customer wishes to challenge a transaction." The court rejected the claimant's argument that he was misled by the debtor's representatives who did not instruct him to put his complaints in writing and failed to advise him that oral communications would not be sufficient.

In a second decision in the same case, *In re Klein Maus & Shire, Inc.*, Adv. No. 00-8193A (AJG) (Bankr. S.D.N.Y. June 25, 2002), the bankruptcy court upheld the SIPA trustee's determination denying "customer" status with respect to another claim for unauthorized trading. The court found that a letter dated seven months after the transaction in question was not "made within a reasonable time" and was not addressed "to a manager or other official of Klein Maus with authority to address his concerns." Even if the letter had been timely, the court held that it was not probative of unauthorized trading since it "unconditionally authorized" the transaction.

In *In re R.D. Kushnir & Co. (SIPC v. Adler Drobny Fischer LLC)*, 274 B.R. 768 (Bankr. N.D. Ill. 2002), the bankruptcy court held that SIPC, as trustee, had stated claims for professional malpractice and negligent misrepresentation against the debtor's former accounting firm and two individual accountants, who were members of the firm. SIPC alleged that the defendants failed to follow Generally Accepted Accounting Standards and SEC rules governing financial audits. As a consequence, the audits conducted by the defendants failed to disclose the fraudulent activity of an employee of the debtor who allegedly caused losses to the debtor and its customers by engaging in highly speculative options trading and making unauthorized trades in customers' accounts to conceal his activity.

In *In re MJK Clearing, Inc. (Ferris, Baker Watts, Inc. v. Stephenson)*, 286 B.R. 109 (Bankr. D. Minn. 2002), the plaintiff, Ferris, Baker Watts, Inc. ("FBW"), sought to recover from the Trustee not less than $19,731,631.00, the cash that it had posted with the debtor in exchange for loaned securities. The court rejected FBW's argument that it had a secured claim, finding that it had a general unsecured claim for these funds. Moreover, FBW did not have a right to the immediate return of the funds based on the underlying contract, nor did it establish its claim for a constructive trust. The court also determined that FBW was not entitled to these funds because all cash in the SIPA trustee's possession was part of the fund of customer property under SIPA. Thus, "FBW's attempt to remove cash in the debtor's accounts from treatment as customer property and to obtain such cash in priority to all customers and other creditors, directly contravenes SIPA and its program to protect the broker/dealer's most important client – its customers." The bankruptcy court's decision is on appeal to the district court.

In another adversary proceeding in the MJK liquidation, *Maple Securities U.S.A., Inc. v. Stephenson, et al.*, 286 B.R. 862 (Bankr. D. Minn. 2002), the bankruptcy court determined that a broker-dealer that had entered into a master loan securities agreement with the debtor prior to commencement of the SIPA proceeding was the holder of an unsecured claim. According to the agreement, the debtor was given the right of complete alienability (*i.e.*, the debtor could sell, lend, pledge or otherwise transfer the collateral). The court held that this right of alienability was sufficient to make the collateral property of the debtor's estate and not property of the plaintiff broker-dealer.

In *In re Sunpoint Securities, Inc.*, Adv. Proc. No. 99-6073 (Bankr. E.D. Tex. Aug. 21, 2002), the bankruptcy court upheld the SIPA trustee's determinations denying "customer" status with respect to claims for securities that had been pledged for use by the debtor in accordance with a secured demand note ("SDN"). Pursuant to an SDN, an investor agrees to give cash to a broker-dealer upon demand during the stated term of the SDN and offers securities as collateral for that obligation. In upholding the SIPA trustee's determination denying the claims, the court noted that the "satisfaction of any claim held by an individual who elects to become a lender to, rather than a customer of, a broker-dealer becomes subordinated to the 'customer' claims owed by that broker-dealer." Accordingly, a lender under an SDN agreement is a general unsecured creditor.

Disciplinary and Criminal Actions

SIPC routinely forwards to the Securities and Exchange Commission, for possible action under Section 10(b) of SIPA, the names of principals and others associated with members for which SIPC customer protection proceedings have been initiated. Those individuals are also reported to the self-regulatory organization exercising primary examining authority for appropriate action by the organization. Trustees appointed to administer customer protection proceedings and SIPC personnel cooperate with the SEC and with law enforcement authorities in their investigations of possible violations of law.

Criminal and Administrative Actions

Criminal action has been initiated in 120 of the 304 SIPC proceedings commenced since enactment of the Securities Investor Protection Act in December 1970. A total of 273 indictments have been returned in federal or state courts, resulting in 242 convictions to date.

Administrative and/or criminal action in 268 of the 304 SIPC customer protection proceedings initiated through December 31, 2002, was accomplished as follows:

Action Initiated	Number of Proceedings
Joint SEC/Self-Regulatory Administrative Action	59
Exclusive SEC Administrative Action	38
Exclusive Self-Regulatory Administrative Action	51
Criminal and Administrative Action	98
Criminal Action Only	22
Total	268

In the 246 customer protection proceedings in which administrative action has been effected, the following sanctions have been imposed against associated persons:

	SEC	Self-Regulatory Organizations
Notice of Suspension[1]	114	112
Bar from Association	346	221
Fines	Not Applicable	$11,363,781

Suspensions by self-regulatory authorities ranged from five days to a maximum of ten years. Those imposed by the SEC ranged from five days to a maximum of one year.

Bars against associated persons included exclusion from the securities business as well as bars from association in a principal or supervisory capacity.

The $11,363,781 in fines assessed by self-regulatory authorities were levied against 129 associated persons and ranged from $250 to $1,600,000.

Members In or Approaching Financial Difficulty

Section 5(a)(1) of SIPA requires the SEC or the self-regulatory organizations to immediately notify SIPC upon discovery of facts which indicate that a broker or dealer subject to their regulation is in or is approaching financial difficulty. The Commission, the securities exchanges and the NASD fulfill this requirement through regulatory procedures which integrate examination and reporting programs with an early-warning procedure for notifying SIPC. The primary objective of those programs is the early identification of members which are in or are approaching financial or operational difficulty and the initiation of remedial action by the regulators necessary to protect the investing public.

Members on Active Referral

During the calendar year 2002 SIPC maintained active files on four members referred under Section 5(a). Two referrals were received during the year and two active referrals had been carried forward from prior years. One of the four remained on active referral at year end.

In addition to formal referrals of members under Section 5(a), SIPC received periodic reports from the self-regulatory organizations identifying those members which, although not considered to be in or approaching financial difficulty, had failed to meet certain pre-established financial or operational criteria and were under closer-than-normal surveillance.

[1]Notices of suspension include those issued in conjunction with subsequent bars from association.

Report of Independent Certified Public Accountants

To the Board of Directors of
Securities Investor Protection Corporation

We have audited the accompanying statement of financial position of Securities Investor Protection Corporation (the Corporation) as of December 31, 2002, and the related statements of activities and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Investor Protection Corporation as of December 31, 2002, and the changes in its net assets and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, NY
March 11, 2003

Securities Investor Protection Corporation

Statement of Financial Position as of December 31, 2002

ASSETS	
Cash	$ 1,450,936
U.S. Government securities, at fair value and accrued interest receivable ($18,348,686); (amortized cost $1,139,656,702) (Note 6)	1,258,749,561
Advances to trustees for customer protection proceedings in progress, less allowance for possible losses ($305,580,779) (Note 4)	-
Other	271,316
	$1,260,471,813
LIABILITIES AND NET ASSETS	
Accounts payable and accrued expenses (Note 8)	$ 2,981,300
Estimated costs to complete customer protection proceedings in progress (Note 4)	65,900,000
Member assessments received in advance (Note 3)	70,000
	68,951,300
Net assets	1,191,520,513
	$1,260,471,813

Statement of Activities for the year ended December 31, 2002

Revenues:	
Interest on U.S. Government securities	$ 66,531,482
Member assessments (Note 3)	1,050,096
	67,581,578
Expenses:	
Salaries and employee benefits (Note 8)	4,495,570
Legal and accounting fees (Note 4)	143,680
Credit agreement commitment fee (Note 5)	1,228,902
Rent (Note 5)	483,757
Other	1,581,666
	7,933,575
Provision for estimated costs to complete customer protection proceedings in progress (Note 4)	63,702,253
	71,635,828
Total net expenses	(4,054,250)
Realized and unrealized gain on U.S. Government securities (Note 6)	60,876,221
Increase in net assets	56,821,971
Net assets, beginning of year	1,134,698,542
Net assets, end of year	**$1,191,520,513**

The accompanying notes are an integral part of these statements.

Securities Investor Protection Corporation

Statement of Cash Flows for the year ended December 31, 2002

Operating activities:	
Interest received from U.S. Government securities	$ 63,916,194
Member assessments received	1,040,097
Advances paid to trustees	(53,427,692)
Recoveries of advances	8,731,081
Salaries and other operating activities expenses paid	(7,679,763)
Net cash provided by operating activities	12,579,917
Investing activities:	
Proceeds from sales of U.S. Government securities	136,401,891
Purchases of U.S. Government securities	(149,315,897)
Purchases of furniture and equipment	(27,942)
Net cash used in investing activities	(12,941,948)
Decrease in cash	(362,031)
Cash, beginning of year	1,812,967
Cash, end of year	**$ 1,450,936**

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

1. Organization and general

The Securities Investor Protection Corporation (SIPC) was created by the Securities Investor Protection Act of 1970 (SIPA), which was enacted on December 30, 1970, primarily for the purpose of providing protection to customers of its members. SIPC is a nonprofit membership corporation and shall have succession until dissolved by an Act of Congress. Its members include all persons registered as brokers or dealers under Section 15(b) of the Securities Exchange Act of 1934 except for those persons excluded under SIPA.

SIPC is exempt from income taxes under 15 U.S.C. § 78 kkk(e) of SIPA. Accordingly, no provision for income taxes is required.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. The "SIPC Fund" and SIPC's resources

The "SIPC Fund," as defined by SIPA, consists of cash and U.S. Government securities aggregating $1,260,200,497.

In the event the SIPC Fund is or may reasonably appear to be insufficient for the purposes of SIPA, the Securities and Exchange Commission is authorized to make loans to SIPC and, in that connection, the Commission is authorized to issue notes or other obligations to the Secretary of the Treasury in an aggregate amount not to exceed $1 billion. In addition, SIPC maintains a $1 billion revolving line of credit with a consortium of banks.

3. Member assessments

For calendar year 2002 each member's assessment is $150. Assessments received in advance will be applied to future assessments, or refunded to the member after it fulfills certain requirements.

4. Customer protection proceedings

Customer protection proceedings (proceedings) include liquidations conducted by court appointed trustees and direct payment proceedings conducted by SIPC. There are 42 proceedings in progress at December 31, 2002. Customer claims have been satisfied in 27 of these proceedings and in 15 proceedings customer claims and distributions are being processed.

Advances to trustees represent net amounts disbursed and amounts currently payable for proceedings in progress, less an allowance for possible losses.

Estimated costs to complete proceedings are accrued based upon the costs of completed cases of comparable size and complexity and other costs that can be reasonably estimated. Recoveries are estimated based upon the expected disposition of the debtors' estates.

SIPC and Trustees appointed under SIPA are subject to legal claims arising out of the proceedings and there are certain legal claims pending seeking coverage under SIPA. These claims are considered in determining estimated costs to complete proceedings and management believes that any liabilities or settlements arising from these claims will not have a material effect on SIPC's net assets.

SIPC has advanced a net of $306.3 million for proceedings in progress (including direct payment proceedings of $.7 million) to carry out its statutory obligation to satisfy customer claims and to pay administration expenses. Of this amount, $306.3 million is not expected to be recovered.

The following table summarizes transactions during the year that results from these proceedings:

	Customer Protection Proceedings	
	Advances to trustees, less allowance for possible losses	**Estimated costs to complete**
Balance, beginning of year	$16,000,000	$62,800,000
Add:		
Provision for estimated costs to complete proceedings		55,900,000
Less:		
Recoveries	8,700,000	
Reduction in estimated recoveries	7,300,000	
Advances to trustees		52,800,000
Balance, at year end	–	$65,900,000

Customer payments and related expenses of direct payment proceedings are recorded as expenses as they are incurred.

Legal and accounting fees include fees and expenses of litigation related to proceedings.

These financial statements do not include accountability for assets and liabilities of members being liquidated by SIPC as Trustee. Such accountability is reflected in reports required to be filed with the courts having jurisdiction.

5. Commitments

Future minimum annual rentals for office space under a ten-year lease expiring August 31, 2005 are as follows: 2003-$437,628; 2004-$437,628; 2005-$291,752; for a total of $1,167,008. Additional rental based on increases in operating expenses, including real estate taxes, and in the Consumer Price Index, is required by the lease.

On March 31, 1999, SIPC entered into a $1 billion credit agreement with a consortium of banks, consisting of (i) a $250 million 364-day revolving credit facility with a commitment fee of .09% per year, and (ii) a $750 million 5-year revolving credit facility at .11% per year. Effective March 31, 2000, this agreement was amended to extend the $1 billion facilities forward one year with the same commitment fee rates.

On March 29, 2001, SIPC entered into a new $250 million 364-day revolving credit facility with a consortium of banks that requires SIPC to pay a commitment fee of 0.09% per year. This facility was renewed on March 28, 2002 with the same commitment fee rate.

6. Fair value of securities

Fair value of U.S. Government securities is based on the Federal Reserve Bank of New York bid quote as of December 31, 2002.

U.S. Government securities as of December 31, 2002, included gross unrealized gains of $119,092,859.

7. Reconciliation of increase in net assets to net cash provided by operating activities:

Increase in net assets	$56,821,971
Realized and unrealized gain on U.S. Government securities	(60,876,221)
Net decrease in estimated recoveries of advances to trustees	16,000,000
Net increase in estimated cost to complete customer protection proceedings	3,100,000
Increase in amortized premium on U. S. Government securities	(2,350,640)
Increase in accrued interest receivable on U.S. Government securities	(325,958)
Increase in payables	80,581
Other reconciling items	130,184
Net cash provided by operating activities	$12,579,917

8. Pensions and Other Postretirement Benefits

SIPC has a noncontributory defined benefit plan and a contributory defined contribution plan which cover all employees. SIPC also has two defined benefit postretirement plans that cover all employees. One plan provides medical and dental insurance benefits and the other provides life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually to reflect changes in gross premiums; the life insurance plan is noncontributory.

Information regarding these plans is provided in accordance with the Financial Accounting Standards Board Statement No. 132, *Employers' Disclosure about Pensions and Other Postretirement Benefits*.

	Pension Benefits	Other Postretirement Benefits
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of year	$11,912,719	$3,533,494
Service cost	432,711	171,877
Interest cost	762,042	228,101
Actuarial loss (gain)	83,203	(51,759)
Benefits paid	(374,094)	(46,192)
Benefit obligation at end of year	$12,816,581	$3,835,521
CHANGE IN PLAN ASSETS		
Fair value of plan assets at beginning of year	$ 8,672,074	-
Actual return on plan assets	(1,062,195)	-
SIPC contributions	900,000	-
Benefits paid	(374,094)	-
Fair value of plan assets at end of year	$ 8,135,785	-
Funded status	$(4,680,796)	$(3,835,521)
Unrecognized actuarial loss	5,108,613	747,827
Unrecognized prior service credit	(30,536)	-
Unrecognized prior service cost	208,058	-
Prepaid (accrued) benefit cost	$ 605,339	$(3,087,694)
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31, 2002		
Discount rate	6.50%	6.50%
Expected return on assets	8.00%	-
Rate of compensation increase	5.00%	-

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. This rate was assumed to decrease gradually to 5% by 2007 and remain at that level thereafter.

	Pension Benefits	Other Postretirement Benefits
COMPONENTS OF NET PERIODIC BENEFIT COST		
Service cost	$ 432,711	$171,877
Interest cost	762,042	228,101
Amortization of unrecognized actuarial loss	195,816	40,567
Amortization of prior service credit	(7,634)	-
Amortization of prior service cost	20,806	-
Expected return on assets	(813,778)	-
Benefit cost	$ 589,963	$440,545
DEFINED CONTRIBUTION PLAN		
SIPC contributions (60% of employee contributions, up to 3.6% of salary)	$99,086	

The assumed health care cost trend rate has a significant effect on the amounts reported.
A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components in 2002	$ 99,000	$ (80,000)
Effect on postretirement benefit obligation as of December 31, 2002	$830,000	$(680,000)

APPENDIX I

Distributions for Accounts of Customers for the Thirty-two Years Ended December 31, 2002

(In Thousands of Dollars)

	From Debtor's Estates As Reported by Trustees	From SIPC			Total
		Advances*	Recoveries*	Net	
1971	$ 271	$ 401		$ 401	$ 672
1972	9,300	7,347	$ (4)	7,343	16,643
1973	170,672	35,709	(4,003)	31,706	202,378
1974	21,582	4,903	(5,125)	(222)	21,360
1975	6,379	6,952	(2,206)	4,746	11,125
1976	19,901	1,292	(528)	764	20,665
1977	5,462	2,255	(2,001)	254	5,716
1978	1,242	4,200	(1,682)	2,518	3,760
1979	9,561	1,754	(6,533)	(4,779)	4,782
1980	10,163	3,846	(998)	2,848	13,011
1981	36,738	64,311	(1,073)	63,238	99,976
1982	28,442	13,807	(4,448)	9,359	37,801
1983	21,901	52,927	(15,789)	37,138	59,039
1984	184,910	11,480	(13,472)	(1,992)	182,918
1985	180,973	19,400	(11,726)	7,674	188,647
1986	28,570	14,886	(4,414)	10,472	39,042
1987	394,443	20,425	(2,597)	17,828	412,271
1988	72,052	8,707	(10,585)	(1,878)	70,174
1989	121,958	(5,481)	(10,244)	(15,725)	106,233
1990	301,237	3,960	(4,444)	(484)	300,753
1991	1,943	6,234	(2,609)	3,625	5,568
1992	34,634	7,816	(230)	7,586	42,220
1993	115,881	4,372	(9,559)	(5,187)	110,694
1994	(14,882)†	(1,283)	(3,829)	(5,112)	(19,994)
1995	585,756	17,850	(4,196)	13,654	599,410
1996	4,770	(1,491)	(10,625)	(12,116)	(7,346)
1997	314,813	22,366	(4,527)	17,839	332,652
1998	3,605	4,458	(1,571)	2,887	6,492
1999	477,635	47,360	(7,460)	39,900	517,535
2000	364,065	26,330	(3,413)	22,917	386,982
2001	10,110,355	200,967	(87,538)	113,429	10,223,784
2002	608,444	40,785	(5,812)	34,973	643,417
	$14,230,925	**$648,845**	**$(243,241)**	**$405,604**	**$14,636,529**

* Advances and recoveries not limited to cases initiated this year.

† Reflects adjustments to customer distributions in the John Muir & Co. customer protection proceeding based upon Trustee's final report.

APPENDIX II Customer Protection Proceedings

PART A: Customer Claims and Distributions Being Processed [a]

Member and Trustee By Date of Appointment	Date Registered as Broker-Dealer	Filing Date	Trustee Appointed	Customers [b] To Whom Notices and Claim Forms Were Mailed	Responses [b] Received	Customers [b] Receiving Distributions
Stratton Oakmont, Inc. Lake Success, NY (Harvey Miller, Esq.)	1/08/87	1/24/97	1/29/97	22,630	3,378	319
Primeline Securities Corporation Wichita, KS (Todd Connell, Esq.)	12/20/84	1/09/98	1/09/98	4,700	251	21
Texas Capital Securities Houston, TX (Direct Payment)	11/15/89		11/17/99†	4,216	85	4
Churchill Securities, Inc. Suffern, NY (Edward B. Mishkin, Esq.)	7/13/79	11/30/99	12/13/99	5,200	826	
Spectrum Investment Services, Inc. Mishawaka, IN (SIPC)	12/20/94	1/16/01	1/16/01	3,833	235	55
Clark Melvin Securities Corporation San Juan, PR (Cesar A. Matos-Bonet, Esq.)	10/24/60	10/17/01	10/17/01	1,903	36	9
Eisner Securities, Inc. St. Louis, MO (Harry O. Moline, Jr., Esq.)	5/15/96	10/30/01	10/30/01	22,879	330	8
Krieger Financial Services, Inc. Delray Beach, FL (Howard J. Berlin, Esq.)	9/09/98	11/01/01	11/01/01	1,355	97	2
Montrose Capital Management Ltd. New York, NY (Irving H. Picard, Esq.)	5/29/97	12/05/01	12/07/01	2,032	48	8

†Date notice published

Distribution of Assets Held by Debtor [c]			SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
$3,865,461	$ 5,109	$3,860,352	$15,189,118	$ 7,381,498		$ 702,442	$ 7,105,178
118,682	1,000	117,682	1,518,777	978,931			539,846
			180,482	19,979			160,503
			1,632,816	1,632,816			
83,768	4,254	79,514	3,285,369	320,536		2,627,790	337,043
17,928		17,928	527,607	30,864			496,743
116,075		116,075	1,770,360	232,000		1,142,999	395,361
			1,258,323	858,323		400,000	
			1,269,599	350,595		519,702	399,302

APPENDIX II Customer Protection Proceedings

PART A: Customer Claims and Distributions Being Processed [a]

Member and Trustee By Date of Appointment	Date Registered as Broker-Dealer	Filing Date	Trustee Appointed	Customers [b] To Whom Notices and Claim Forms Were Mailed	Responses [b] Received	Customers [b] Receiving Distributions
Northstar Securities, Inc. Dallas, TX (Michael J. Quilling, Esq.)	12/23/76	12/10/01	12/12/01	10,240	311	10
Millennium Securities Corp New York, NY (Direct Payment)	3/16/93		2/12/02†	7,054	115	1
Mason Hill & Co., Inc. New York, NY (SIPC)	11/28/95	3/27/02	3/27/02	1,580	67	1
The Regency Group, Inc. New York, NY (SIPC)	11/23/98	5/03/02	5/03/02	2,611	101	
J.P. Gibbons & Co., Inc. New York, NY (Direct Payment)	5/17/96		7/22/02†	1,163	25	1
Capital Planning Associates, Inc. South Plainfield, NJ (Direct Payment)	5/14/84		8/05/02†	1,783	21	3
TOTAL 15 MEMBERS: PART A				93,179	5,926	442

†Date notice published

December 31, 2002

	Distribution of Assets Held by Debtor [c]		SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
			$ 775,661	$ 190,081			$ 585,580
			90,421	61,168			29,253
			436,890	52,875		$ 384,015	
			60,000	60,000			
			15,871	12,591			3,280
			17,166	14,345		2,517	304
$4,201,914	$10,363	$4,191,551	$28,028,460	$12,196,602		$5,779,465	$10,052,393

Customer Protection Proceedings

PART B: Customer Claims Satisfied, Litigation Matters Pending [a]

Member and Trustee By Date of Appointment	Date Registered as Broker-Dealer	Filing Date	Trustee Appointed	Customers [b] To Whom Notices and Claim Forms Were Mailed	Responses [b] Received	Customers [b] Receiving Distributions
Adler, Coleman Clearing Corp. New York, NY (Edwin B. Mishkin, Esq.)	12/27/84	2/27/95	2/27/95	102,000	19,841	59,650
Consolidated Investment Services, Inc. Littleton, CO (Stephen E. Snyder, Esq.)	7/16/81	10/16/95	10/17/95	2,866	139	20
MBM Investment Corporation Houston, TX (Tony M. Davis, Esq.)	9/02/92	6/03/96	6/03/96	797	49	33
A. R. Baron & Co., Inc. New York, NY (James W. Giddens, Esq.)	11/04/91	7/03/96	7/11/96	7,826	555	264
Old Naples Securities, Inc. Naples, FL (Theodore H. Focht, Esq.)	1/17/86	8/28/96	8/28/96	2,067	134	24
Vision Investment Group, Inc. Williamsville, NY (SIPC)	3/01/91	2/03/97	2/03/97	1,739	153	67
First Interregional Equity Corporation Millburn, NJ (Richard W. Hill, Esq.)	9/03/77	3/06/97	3/10/97	11,097	5,416	5,276
W. S. Clearing Inc. Glendale, CA (Charles D. Axelrod, Esq.)	6/26/91	3/07/97	3/12/97	25,600	6,658	22,726
Cygnet Securities, Inc. Waldwick, NJ (John J. Gibbons, Esq.)	8/30/91	8/26/97	8/26/97	346	60	12
Selheimer & Co. Ambler, PA (SIPC)	9/17/67		9/08/97† 6/28/02 *	84	11	3

†Date notice published
*6/28/02 Direct Payment proceeding converted to SIPC as Trustee proceeding

December 31, 2002

Distribution of Assets Held by Debtor [c]			SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
$ 740,317,760	$ 711,744,281	$28,573,479	$ 8,000,000			$ 4,000,000	$ 4,000,000
5,021,836	860,265	4,161,571	5,409,312	$ 5,409,312			
1,614,814	886,282	728,532	10,053,942	1,372,864		7,438,470	1,242,608
37,961,152	28,508,107	9,453,045	9,507,355	9,158,158		349,197	
669,074	14,298	654,776	3,305,117	578,814		1,547,458	1,178,845
8,767	8,730	37	317,352	30,022		168,520	118,810
358,091,555	351,482,341	6,609,214	35,413,719	10,088,059		23,314,669	2,010,991
212,375,982	207,839,387	4,536,595	9,941,953	2,610,075		7,331,878	
			2,908,495	462,879		1,579,580	866,036
			282,860	31,702		162,195	88,963

APPENDIX II Customer Protection Proceedings

PART B: Customer Claims Satisfied, Litigation Matters Pending [a]

Member and Trustee By Date of Appointment	Date Registered as Broker-Dealer	Filing Date	Trustee Appointed	Customers [b] To Whom Notices and Claim Forms Were Mailed	Responses [b] Received	Customers [b] Receiving Distributions
Chimneyville Investments Group, Incoporated Jackson, MS (SIPC)	1/25/95	9/01/98	9/03/98	168	34	13
CPA Advisors Network, Inc. Providence, RI (Edward J. Bertozzi Jr., Esq.)	10/27/80	12/29/98	2/12/99	1,400	72	44
Duke & Co., Inc. New York, NY (Elizabeth Page Smith, Esq.)	11/02/79	3/19/99	3/24/99	24,000	528	21
John Dawson & Associates Chicago, IL (J. William Holland, Esq.)	10/30/72	4/08/99	4/13/99	6,750	126	26
R. D. Kushnir & Co. Northbrook, IL (SIPC)	4/14/89	6/02/99	7/14/99	13,328	56	5
GFB Securities, Inc. East Meadow, NY (Gilbert Backenroth, Esq.)	10/24/94	9/14/99	9/15/99	3,368	160	9
Sunpoint Securities, Inc. Longview, TX (Robert G. Richardson, Esq.)	11/09/89	11/19/99	11/19/99	22,234	4,535	9,738
Bestrade, Inc., f/k/a/ Bluestone Securities, Inc. El Monte, CA (SIPC)	11/04/97	3/02/00	3/02/00	1,804	18	3
New Times Securities Services, Inc., and New Age Financial Services, Inc. Melville, NY (James W. Giddens, Esq.)	4/19/95	2/16/00	5/18/00	3,668	898	310
Meridian Asset Management, Inc. Tallahassee, FL (SIPC)	9/25/91	7/26/00	7/31/00	1,173	116	9
Klein, Maus & Shire, Inc. New York, NY (Irving H. Picard, Esq.)	10/02/87	8/28/00	9/06/00	750	66	19

December 31, 2002

Distribution of Assets Held by Debtor [c]			SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
$ 749,855	$ 714,408	$ 35,447	$ 237,735	$ 130,809			$ 106,926
8,058,009	6,783,324	1,274,685	(395,514)			$ (395,514)	
349,131	29,714	319,417	291,217	10,313		12,976	267,928
1,320,520	1,276,908	43,612	4,706,115	4,032,322		673,793	
31,829	46	31,783	2,615,163	1,924,833		449,319	241,011
167,402		167,402	1,746,042	894,957		755,692	95,393
355,278,166	350,816,335	4,461,831	34,793,154	3,547,952		15,035,313	16,209,889
18,614	1,532	17,082	263,394	103,222		148,720	11,452
446,652		446,652	21,746,612	2,813,925		12,899,167	6,033,520
22,050		22,050	1,432,493	89,791		1,182,702	160,000
			3,944,212	805,366		2,632,554	506,292

APPENDIX II Customer Protection Proceedings

PART B: Customer Claims Satisfied, Litigation Matters Pending [a]

Member and Trustee By Date of Appointment	Date Registered as Broker-Dealer	Filing Date	Trustee Appointed	Customers [b] To Whom Notices and Claim Forms Were Mailed	Responses [b] Received	Customers [b] Receiving Distributions
MPI Financial Columbus, OH (SIPC)	3/10/98	1/29/01	1/29/01	4,780	229	17
Cambridge Capital, LLC Garden City, NY (SIPC)	4/11/97	1/24/01	2/02/01	2,745	154	32
Donahue Securities, Inc. Cincinnati, OH (Douglas S. Tripp, Esq.)	5/08/89	2/26/01	3/06/01	26,395	7,127	6,655
First Madison Securities, Inc. Boca Raton, FL (Direct Payment)	10/13/95		8/24/01†	647	32	5
Thomas M. Couch, Inc. d/b/a Couch & Co., Inc. New York, NY (Direct Payment)	10/03/86		9/07/01†	2,108	88	4
MJK Clearing, Inc. Minneapolis, MN (James P. Stephenson, Esq.)	4/01/81	9/27/01	9/27/01	210,500	26,943	172,915
TOTAL 27 MEMBERS: PART B				**480,240**	**74,198**	**277,900**

†Date notice published

Distribution of Assets Held by Debtor [c]			SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
$ 12,388	$ 12,388		$ 984,479	$ 49,569		$ 470,052	$ 464,858
10,304	4,942	$ 5,362	1,835,637	271,426		1,433,527	130,684
108,647,340	105,687,792	2,959,548	7,344,994	3,256,819			4,088,175
			210,458	14,663		162,733	33,062
			76,627	18,798			57,829
10,611,123,979	10,600,000,000	11,123,979	111,281,087	4,248,996		93,142,347	13,889,744
$12,442,297,179	**$12,366,671,080**	**$75,626,099**	**$278,254,010**	**$51,955,646**		**$174,495,348**	**$51,803,016**

APPENDIX II Customer Protection Proceedings

PART C: Proceedings Completed in 2002 [(a)]

Member and Trustee By Date of Appointment	Date Registered as Broker-Dealer	Filing Date	Trustee Appointed	Customers [(b)] To Whom Notices and Claim Forms Were Mailed	Responses [(b)] Received	Total Customer Claims Satisfied
Hanover, Sterling & Company Ltd. New York, NY (Irving H. Picard, Esq.)	8/21/84	4/02/96	4/16/96	15,536	1,170	151
First National Equity Corp., f/k/a J. S. Securities Inc. New York, NY (Lee S. Richards, Esq.)	9/07/94	10/30/98	11/04/98	3,991	190	12
Bishop, Allen, Inc. New York, NY (Direct Payment)	4/19/63		1/29/99†	1,125	27	2
Morgan Grant Capital Corp. Garden City, NY (Direct Payment)	7/09/91		9/29/00†	14,630	407	4
TOTAL 4 MEMBERS 2002				**35,282**	**1,794**	**169**
TOTAL 258 MEMBERS 1973-2001(d)				**1,368,211**	**359,064**	**344,884**
TOTAL 262 MEMBERS 1973-2002				**1,403,493**	**360,858**	**345,053**

†Date notice published

December 31, 2002

Distribution of Assets Held by Debtor (c)			SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
$ 182,930	$ 137,580	$ 45,350	$ 3,687,982	$ 1,657,588		$ 637,622	$ 1,392,772
1,876	1,876		580,016	430,976		23,589	125,451
			108,871	11,456		83,135	14,280
			292,070	128,505		42,700	120,865
184,806	**139,456**	**45,350**	**4,668,939**	**2,228,525**		**787,046**	**1,653,368**
2,044,617,512	**1,864,103,667**	**180,513,845**	**246,391,395**	**85,357,894**	**$1,388,932**	**65,542,354**	**94,102,215**
$2,044,802,318	**$1,864,243,123**	**$180,559,195**	**$251,060,334**	**$87,586,419**	**$1,388,932**	**$66,329,400**	**$95,755,583**

APPENDIX II Customer Protection Proceedings

PART D: Summary

			Customers (b) To Whom Notices and Claim Forms Were Mailed	Responses (b) Received	Customers(b) Receiving Distributions
Part A:	15	Members — Customer Claims and Distributions Being Processed	93,179	5,926	442
Part B:	27	Members — Customer Claims Satisfied, Litigation Matters Pending	480,240	74,198	277,900
		Sub-Total	573,419	80,124	278,342
Part C:	262	Members — Proceedings Completed	1,403,493	360,858	345,053
		TOTAL	**1,976,912**	**440,982**	**623,395**

Notes:

(a) Based upon information available at year-end and subject to adjustments until the case is closed.

(b) SIPA requires notice to be mailed to each person who appears to have been a customer of the debtor with an open account within the past twelve months. In order to be sure that all potential claimants have been advised of the liquidation proceeding, trustees commonly mail notice and claim forms to all persons listed on the debtor's records, even if it appears that their accounts have been closed. As a result, many more claim forms are mailed than are received. Responses Received usually exceeds Customers Receiving Distributions because responses are commonly received from customers whose accounts were previously delivered to another broker or to the customer. Responses are also received from persons who make no claim against the estate, or whose accounts net to a deficit, or who file late, incorrect, or invalid claims. The number of Customers Receiving Distributions can exceed Responses Received when the trustee transfers accounts in bulk to other brokers before claims are filed.

(c) Includes assets marshalled by Trustee after filing date and does not include payments to general creditors.

(d) Revised from previous reports to reflect subsequent recoveries, disbursements and adjustments.

December 31, 2002

Distribution of Assets Held by Debtor (c)			SIPC Advances				
Total	For Accounts of Customers	Administration Expenses	Total Advanced	Administration Expenses	Contractual Commitments	Securities	Cash
$ 4,201,914	$ 10,363	$ 4,191,551	$ 28,028,460	$ 12,196,602		$ 5,779,465	$ 10,052,393
12,442,297,179	12,366,671,080	75,626,099	278,254,010	51,955,646		174,495,348	51,803,016
12,446,499,093	12,366,681,443	79,817,650	306,282,470	64,152,248		180,274,813	61,855,409
2,044,802,318	1,864,243,123	180,559,195	251,060,334	87,586,419	$1,388,932	66,329,400	95,755,583
$14,491,301,411	**$14,230,924,566**	**$260,376,845**	**$557,342,804**	**$151,738,667**	**$1,388,932**	**$246,604,213**	**$157,610,992**

APPENDIX III Analysis of SIPC Revenues and Expenses for the Five Years Ended December 31, 2002

	2002	2001	2000	1999	1998
Revenues:					
Interest on U.S. Government securities	$66,526,852	$71,308,629	$72,373,421	$71,424,040	$69,839,676
Member assessments and contributions	1,050,096	1,083,173	1,108,632	1,136,318	1,186,279
Interest on assessments	4,630	6,507	2,643	3,149	4,737
	67,581,578	72,398,309	73,484,696	72,563,507	71,030,692
Expenses:					
Salaries and employee benefits	4,495,570	4,234,246	3,516,593	3,119,030	2,890,318
Legal fees	71,382	93,435	225,684	375,095	274,539
Accounting fees	72,298	87,439	29,000	26,400	24,300
Credit agreement commitment fee	1,228,902	1,258,049	1,244,268	1,412,722	1,251,315
Professional fees—other†	506,555	165,489	105,492	177,694	350,562
Other:					
Assessment collection cost	7,731	7,339	8,705	8,038	11,149
Bank fees	1,597	1,223	580	805	(1,235)
Depreciation and amortization	101,059	115,669	106,520	122,639	109,986
Directors fees and expenses	19,112	20,436	35,773	20,997	31,414
Insurance	20,370	28,820	20,367	19,809	19,414
Investor education†	253,217	129,563	53,522		
Office supplies and expense	287,511	243,254	236,038	225,020	229,010
Postage	18,540	14,858	13,639	17,134	16,332
Printing & mailing annual report	37,484	37,131	36,542	38,000	37,934
Publications and reference services	137,275	128,493	92,175	94,789	85,661
Rent—office space	483,757	475,010	447,309	430,353	430,743
Telephone	28,439	31,672	30,275	24,008	26,101
Travel and subsistence	153,887	245,435	225,124	160,739	155,820
Miscellaneous	8,889	7,004	13,828	9,582	12,938
	1,558,868	1,485,907	1,320,397	1,171,913	1,165,267
	7,933,575	7,324,565	6,441,434	6,282,854	5,956,301
Customer protection proceedings:					
Net advances to (recoveries from):					
Trustees other than SIPC:					
Securities*	529,017	105,096,495	21,697,329	17,018,143	2,284,516
Cash*	29,402,976	6,321,647	291,122	19,785,643	719,902
	29,931,993	111,418,142	21,988,451	36,803,786	3,004,418
Administration expenses	8,455,180	7,556,143	12,009,397	9,061,034	12,784,379
	38,387,173	118,974,285	33,997,848	45,864,820	15,788,797
Net change in estimated future recoveries	16,000,000	(14,400,000)	1,750,000	(1,350,000)	2,000,000
	54,387,173	104,574,285	35,747,848	44,514,820	17,788,797
SIPC as Trustee:					
Securities	4,078,910	1,687,819	1,004,794	1,509,251	(208,428)
Cash	532,294	152,839	(162,720)	1,464,091	75,962
	4,611,204	1,840,658	842,074	2,973,342	(132,466)
Administration expenses	1,076,410	882,629	1,166,120	169,902	583,148
	5,687,614	2,723,287	2,008,194	3,143,244	450,682
Direct payments:					
Securities	169,026	38,923	83,135		7,912
Cash	260,727	144,368	2,919	123,190	7,370
	429,753	183,291	86,054	123,190	15,282
Administration expenses	97,713	90,019	94,963	16,993	25,046
	527,466	273,310	181,017	140,183	40,328
Net change in estimated cost to complete proceedings	3,100,000	3,900,000	5,300,000	14,000,000	2,700,000
	63,702,253	111,470,882	43,237,059	61,798,247	20,979,807
	71,635,828	118,795,447	49,678,493	68,081,101	26,936,108
Total net (expenses) revenues	(4,054,250)	(46,397,138)	23,806,203	4,482,406	44,094,584
Realized and unrealized gain or (loss) on U.S. Government securities	60,876,221	21,344,414	59,031,530	(85,017,167)	38,094,997
Increase (decrease) in net assets	**$56,821,971**	**$(25,052,724)**	**$82,837,733**	**$(80,534,761)**	**$82,189,581**

*1999 Securities and Cash advances restated within those categories

†2000 Professional fees—other and Investor education restated within those categories

SECURITIES INVESTOR PROTECTION CORPORATION

805 Fifteenth Street, N.W., Suite 800
Washington, D.C. 20005-2215
(202)371-8300

Website: www.sipc.org